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                        SECURTIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                              --------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14 (d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO.3)
                                (FINAL AMENDMENT)

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)

                         AQUILA GAS PIPELINE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                              UTILICORP UNITED INC.
                            AQUILA ENERGY CORPORATION
                             AEC ACQUISITIONS, INC.*
                                    (BIDDERS)

                    COMMON STOCK, PAR VALUE OF $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    03839B10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------

                                 ROBERT K. GREEN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                              UTILICORP UNITED INC.
                              20 WEST NINTH STREET
                           KANSAS CITY, MISSOURI 64105
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                              --------------------

                                    COPY TO:
                             DENNIS P. WILBERT, ESQ.
                            JEFFREY T. HAUGHEY, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                                2300 MAIN STREET
                           KANSAS CITY, MISSOURI 64108

* On May 14, 1999, AEC Acquisitions, Inc. merged with and into Aquila Gas Pipeline Corporation and, as a result of such merger, ceased to exist as a separate entity.
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


                                 SCHEDULE 14D -1
CUSIP No. 03839B10                                           Page 2 of 8 Pages


(1)  NAMES OF REPORTING PERSONS: UTILICORP UNITED INC.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 44-0541877


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X| (b) |_|

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

     WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): |-|

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

     DELAWARE

(7)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     27,432,491/1,000*

(8)  CHECK IF THE AGGRGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES: |-|

(9)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

      93.3%/100%*

(10)  TYPE OF REPORTING PERSON:

      GM; CO

* After giving effect to the merger described in Item 10(f) of the Schedule 14D-1, as amended herein, the 27,432,491 shares of Aquila Gas Pipeline Corporation (the "Company") beneficially owned by UtiliCorp United Inc. were canceled, and all 1,000 shares of Common Stock of AEC Acquisitions, Inc. owned by Aquila Energy Corporation were converted into 1,000 shares of Common Stock of the Company.

SCHEDULE  14D-1
CUSIP No. 03839B10                                          Page 3 of 8 Pages


(1) NAMES OF REPORTING PERSONS: AQUILA ENERGY CORPORATION I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 47-0683480

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X| (b) |_|

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

     AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): |-|

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

      DELAWARE

(7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      27,432,491/1,000*

(8)   CHECK IF THE AGGRGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                         |-|
(9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

      93.3%/100%*

(10)  TYPE OF REPORTING PERSON:

      GM; CO

* After giving effect to the merger described in Item 10(f) of the Schedule 14D-1, as amended herein, the 27,432,491 shares of Aquila Gas Pipeline Corporation (the "Company") beneficially owned by Aquila Energy Corporation were canceled, and all 1,000 shares of Common Stock of AEC Acquisitions, Inc. owned by Aquila Energy Corporation were converted into 1,000 shares of Common Stock of the Company.

SCHEDULE  14D-1
CUSIP No. 03839B10                                           Page 4 of 8 Pages


(1)  NAMES OF REPORTING PERSONS: AEC ACQUISITIONS, INC.*
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 43-1847341

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) |X| (b) |_|

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS:

      AF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f): |-|

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:

     DELAWARE

(7)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     27,432,491**

(8)  CHECK IF THE AGGRGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES: |-|

(9)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

      93.3%/0%**

(10) TYPE OF REPORTING PERSON:

      GM; CO

*On May 14, 1999, AEC Acquisitions, Inc. merged with and into Aquila Gas Pipeline Corporation and, as a result of such merger, ceased to exist as a separate entity.

** As described in Items 6(a)-(b) and 7 of the 14D-1, as amended, Aquila Energy Corporation transferred ownership of the 24,000,000 shares of Aquila Gas Pipeline Corporation that it owned to AEC Acquisitions, Inc. on May 13, 1999. After giving effect to the merger described in Item 10(f) of the Schedule 14D-1, as amended herein, the 27,432,491 shares of Aquila Gas Pipeline Corporation (the "Company") beneficially owned by UtiliCorp United Inc. and Aquila Energy Corporation were canceled and all 1,000 shares of Common Stock of AEC Acquisitions, Inc. owned by Aquila Energy Corporation were converted into 1,000 shares of Common Stock of the Company.

                                                            Page 5 of 8 Pages

     AEC Acquisitions, Inc.,* a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), Aquila and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on April 9, 1999, as amended by Amendments No. 1 and No. 2 thereto filed with the Commission on April 23, 1999 and May 10, 1999, respectively (as so amended, the "Schedule 14D-1"). This Amendment No. 3 also constitutes Amendment No. 2 to the statement on Schedule 13D of Purchaser, Aquila and Parent. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1. The item numbers, captions and responses thereto set forth below are in accordance with the requirements of
Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY

         (c) Item 1(c) of the Schedule 14D-1 is hereby amended and supplemented by adding the following information:

          Parent, Aquila and Purchaser were advised that trading of the Shares on the New York Stock Exchange ceased Friday morning, May 14, 1999.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

         (b) Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented by adding the following information:

          On May 14, 1999, the Purchaser merged with and into the Company, and as a result of such merger, the Company became an indirect, wholly-owned subsidiary of Parent.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          (a) Item 4(a) of the Schedule 14D-1 is hereby amended and supplemented by adding the following information:

          Purchaser estimates that the total amount of funds required to purchase the Publicly-held Shares accepted in the Offer will be approximately $27.46 million, all of which will be obtained from Parent's working capital.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          (a) - (b) Items 6(a) - (b) of the Schedule 14D-1 are hereby amended and supplemented by adding the following information thereto:

          On May 13, 1999, Aquila transferred its 24,000,000 Shares to Purchaser pursuant to a Stock Transfer Agreement, dated May 13, 1999, by and between Aquila and Purchaser, a copy of which is attached hereto as Exhibit (c)(1) and incorporated herein by reference. After giving effect to such transfer and the 3,432,491 Shares accepted for purchase pursuant to the Offer, Purchaser owned 27,432,491 Shares, representing approximately 93.3% of the issued and outstanding Shares.

          On May 14, 1999, Purchaser merged with and into the Company pursuant to a Plan of Merger adopted by Purchaser and as a result of such merger the separate existence of Purchaser ceased. As a result of such merger, (1) all Publicly-held Shares were converted into the right to receive an amount equal to $8.00 per Share in cash, net without interest; (2) all Shares owned by Purchaser were cancelled, (3) each issued and outstanding common share of the Purchaser was

--------
     * On May 14, 1999, AEC Acquisitions, Inc. merged with and into the Company and, as a result of such merger, ceased to exist as a separate entity.

                                                           Page 6 of 8 Pages

          converted into a common share of the Company and (4) the Company became a wholly-owned, direct subsidiary of Aquila and in turn a wholly-owned, indirect subsidiary of the Parent. The Plan of Merger is attached hereto as Exhibit (c)(2) and incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          Items 7 of the Schedule 14D-1 are hereby amended and supplemented by adding the following information thereto

          On May 13, 1999, Aquila transferred its 24,000,000 Shares to Purchaser pursuant to a Stock Transfer Agreement, dated May 13, 1999, by and between Aquila and Purchaser, a copy of which is attached hereto as Exhibit (c)(1) and incorporated herein by reference. After giving effect to such transfer and the 3,432,491 Shares accepted for purchase pursuant to the Offer, Purchaser owned 27,432,491 Shares, representing approximately 93.3% of the issued and outstanding Shares.

          On May 14, 1999, Purchaser merged with and into the Company pursuant to a Plan of Merger adopted by Purchaser and as a result of such merger the separate existence of Purchaser ceased. As a result of such merger, (1) all Publicly-held Shares were converted into the right to receive an amount equal to $8.00 per Share in cash, net without interest; (2) all Shares owned by Purchaser were cancelled,
          (3) each issued and outstanding common share of the Purchaser was converted into a common share of the Company and (4) the Company became a wholly-owned, direct subsidiary of Aquila and in turn a wholly-owned, indirect subsidiary of the Parent. The Plan of Merger is attached hereto as Exhibit (c)(2) and incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

          (f) Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following information thereto:

          On May 14, 1999, Purchaser filed a Plan of Merger with the Secretary of State of the State of Delaware merging Purchaser with and into the Company in accordance with Section 253 of the General Corporation Law of the State of Delaware. As a result of such merger, the Company, as the surviving corporation in the merger, became a wholly-owned subsidiary of Aquila and in turn a wholly-owned, indirect subsidiary of the Parent, and the separate corporate existence of Purchaser ceased. On May 14, 1999, Parent issued a press release announcing the

                                                            Page 7 of 8 Pages

          merger, a copy of which, is included as Exhibit (g)(7) hereto and the information contained therein is incorporated herein by reference.

          On May 14, 1999, the Company filed a Form 15 Notice of Termination of Registration with the Securities and Exchange Commission, which terminated the registration of the Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended. In addition, the Parent has been advised that the New York Stock Exchange has ceased trading of the Shares Friday morning, May 14, 1999.

          Promptly after the merger of Purchaser with and into the Company, a Notice of Merger and Appraisal Rights Available to Former Stockholders of the Company will be mailed, together with a related Letter of Transmittal, to holders of record of Shares immediately prior to the effective time of the merger.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

          Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibits:

               (c)(1) Stock Transfer Agreement dated May 13, 1999, by and between Aquila and Purchaser.

               (c)(2) Plan of Merger.

               (g)(7) Press Release of Parent issued on May 14, 1999.

                                                           Page 8 of 8 Pages

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 14, 1999               UTILICORP UNITED INC.



                                   By:  /s/ Robert Green
                                   Name: Robert K. Green
                                   Title: President and Chief Operating Officer


                                   AQUILA ENERGY CORPORATION



                                   By:  /s/ Robert Green
                                   Name: Robert K. Green
                                   Title: Authorized Representative


                                   AEC AQUISITIONS, INC.  *





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* On May 14, 1999, AEC Acquisitions, Inc. merged with and into Aquila Gas
Pipeline Corporation and, as a result of such merger, ceased to exist as a separate entity.

              EXCERPT FROM RESOLUTIONS OF AQUILA ENERGY CORPORATION

     RESOLVED, that the proposal to offer to purchase all of the outstanding shares of common stock of Aquila Gas Pipeline Corporation not currently held by UtiliCorp United Inc. ("UCU") or affiliates of the UCU ("AQP Common Stock") at a price of $ 8.00 per share, and on substantially the terms and conditions presented to this meeting, with such modifications thereto as any of the following officers Authorized Representative (as defined below) shall deem to be necessary or desirable (the "Tender Offer") be, and the same hereby is, approved and authorized, and that the Chairman, President, any Vice-President or Assistant Vice President, the Secretary or the Treasurer of the Company, or Robert K. Green (the "Authorized Representative") be, and hereby are, authorized and directed to do all things deemed necessary or desirable to carry out the Tender Offer.

     RESOLVED FURTHER, that the aforementioned officers of the Company and the Authorized Representative be, and hereby are, authorized and empowered to prepare, execute, and file with the appropriate regulatory agencies, stock exchanges and other bodies, all forms, schedules, and other documents (including any and all amendments, exhibits, schedules, supplements, and other documents and papers) which any of such officers or the Authorized Representative deems necessary or desirable in connection with the Tender Offer, and to do such other acts and things which in the judgment of any of such officers or the Authorized Representative may be necessary or desirable in connection with the commencement, extension, or consummation of the Tender Offer.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

(c)(1) Stock Transfer Agreement dated May 13, 1999, by and between Aquila and Purchaser.

(c)(2)   Plan of Merger.

(g)(7)   Press Release of Parent issued on May 14, 1999.